                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (Amendment No. 4)*


                                CODE ALARM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  191 893 10 6
                                 (CUSIP Number)

                            PEGASUS INVESTORS, L.P.
                                 99 RIVER ROAD
                               COS COB, CT  06807
                           ATTN: MR. RICHARD M. CION
                                 (203) 869-4400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               NANCY FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000


                                 January 18, 2000


                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                                             Page 1 of 10 pages.

                                SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 2 of 10 Pages




1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(c)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      3,786,795 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        3,786,795 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,786,795 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 62.0% (based on 2,320,861 shares outstanding on August 13, 1999)

14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN



                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 3 of 10 Pages



1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Related Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      9,848,145 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        9,848,145 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        9,848,145 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 80.9% (based on 2,320,861 shares outstanding on August 13, 1999)

14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN


                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 4 of 10 Pages



1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


   NUMBER OF      7     SOLE VOTING POWER
    SHARES              -0-
 BENEFICIALLY
   OWNED BY             SHARED VOTING POWER
    EACH          8     13,634,940 shares of Common Stock, subject to the Warrants described herein
  REPORTING
   PERSON
    WITH          9     SHARED DISPOSITIVE POWER
                        -0-

                 10     SOLE DISPOSITIVE POWER
                        13,634,940 shares of Common Stock, subject to the Warrants described herein


11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        13,634,940 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 85.5% (based on 2,320,861 shares outstanding on August 13, 1999)

14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        PN


                                       SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 5 of 10 Pages






1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors GP, Inc.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF       7      SOLE VOTING POWER
  SHARES                -0-
BENEFICIALLY
 OWNED BY               SHARED VOTING POWER
  EACH           8      13,634,940 shares of Common Stock, subject to the Warrants described herein
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
  WITH                  -0-

                10      SHARED DISPOSITIVE POWER
                        13,634,940 shares of Common Stock, subject to the Warrants described herein



11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        13,634,940 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 85.5% (based on 2,320,861 shares outstanding on August 13, 1999)

14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        CO


                                 SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 6 of 10 Pages





1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Craig M. Cogut


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        Not Applicable

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7
BENEFICIALLY            -0-
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON                 -0-
  WITH
                 9      SOLE DISPOSITIVE POWER
                        -0-

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        -0-

12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [X]

                        Excludes shares beneficially owned by the other persons joining in the filing of this
                        Schedule 13D, as to which beneficial ownership is disclaimed.

13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%

14                      TYPE OF REPORTING PERSON (See Instructions)
                        IN


AMENDMENT NO. 4 TO SCHEDULE 13D



     This Amendment No. 4 amends and supplements (i)the statement on Schedule 13D filed on November 6, 1997 by Pegasus Partners, L.P. ("Partners"), Pegasus Related Partners ("Related Partners"), Pegasus Investors, L.P., Pegasus Investors GP, Inc. and Craig M. Cogut (collectively, the "Reporting Persons"), as amended relating to the common stock, no par value (the "Common Stock"), of Code Alarm, Inc., a Michigan corporation (the "Issuer"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing.




                                                            Page 7 of 10 pages.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended by adding the following:




The Issuer entered into a Letter Agreement dated as of August 20, 1999 with Partners and Related Partners, as amended by the Letter Agreement dated as of October 4, 1999 (the "Letter Agreement"), pursuant to which, among other things, Partners and Related Partners committed to provide cash collateral to the Issuer of up to $1,250,000. See Exhibits 14 and 15. In consideration for Partners' and Related Partners' providing such cash collateral, and in order to induce GECC to consent to the contemplated transactions the Issuer, Partners, Related Partners, General Electric Capital Corporation and CFE, Inc. entered into the Warrant Issuance and Amendment Agreement, dated as of January 18, 2000 (the "Agreement") wherein the Issuer, among other things (i) issued Warrants to purchase 347,159 shares of Common Stock at an exercise price of $0.272549, in the form of Exhibit 16, to Partners (the "New Partners Warrants"); (ii) issued Warrants to purchase 902,841 shares of Common Stock at an exercise price of $0.272549, in the form of
Exhibit 17, to Related Partners (the "New Related Partners Warrants," and collectively with the New Partners Warrants the "New Warrants"); (iii) amended the registration rights agreement among the Issuer, Partners, Related Partners and General Electric Corporation to include the New Warrants; and (iv) amended the exercise price of the Warrants held by Partners and Related Partners as follows (see Exhibit 16):

                 (iv) The exercise prices of each of the Warrants initially issued on October 27, 1997 were amended such that if any "Obligations" under the Credit Agreement (as defined therein) remain outstanding on the following dates, the exercise price per share of such Warrants will be as follows:

                  Date                               Exercise Price
                  ----                               --------------
                  January 31, 2000                   $0.323505
                  April 30, 2000                     $0.0001


                 (v) The exercise prices of the Warrants initially issued on March 5, 1998 and June 19, 1998 were amended such that if any Obligations remain outstanding on the following dates, the exercise price per share of such Warrants will be as follows:

                  Date                               Exercise Price
                  ----                               --------------
                  January 31, 2000                   the lesser of (i) $0.323505 and (ii) the existing exercise price
                  April 30, 2000                     $0.0001




                                                              Page 8 of 10 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended as follows:

         (a) Partners is the beneficial owner of 3,786,795 shares of Common Stock, subject to the Warrants described herein, or approximately 62.0% of the issued and outstanding shares of Common Stock of the Issuer as of August 13, 1999. Related Partners is the beneficial owner of 9,848,145 shares of Common Stock, subject to the Warrants described herein, or approximately 80.9% of the issued and outstanding shares of Common Stock of the Issuer as of August 13, 1999. 3,731,351 of the Warrants are exercisable at any time. See Exhibit 3. 8,026,790 of the Warrants are exercisable at any time through and including October 27, 2004. See Exhibits 4 and 5. 1,250,000 of the Warrants are exercisable at any time through and including January 18, 2007. See Exhibit 16.

         Investors and Investors GP, through their direct and indirect ownership interests in Partners and Related Partners, may be deemed to be the indirect beneficial owners of such 13,634,940 shares of Common Stock. Mr. Cogut disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

         (b) Upon exercise of the Warrants, Partners will have the sole power to vote and dispose 3,786,795 shares and Related Partners will have the sole power to vote and dispose of 9,848,145 shares acquired thereby. Investors and Investors, GP, through their direct and indirect ownership interests in Partners and Related Partners, will have the shared power to direct the vote and the disposition of all of such 13,634,940 shares. Prior to exercise, the Warrants are not accorded any voting rights.

         (c) See the response to Item 3.

         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable upon exercise of the Warrants, except that limited partners of each of Partners and Related Partners may receive distributions including a portion of such dividends or proceeds.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by adding the following:

14. Letter Agreement dated as of August 20, 1999 among the Issuer, Partners and Related Partners

15. Letter Agreement dated as of October 4, 1999 among the Issuer, Partners and Related Partners

16. Warrant Issuance and Amendment Agreement dated as of January 18, 2000 among the Issuer, Partners, Related Partners, General Electric Capital Corporation and CFE, Inc.

17.  Form of attached Warrant to purchase Common Stock of the Issuer



                                                            Page  9 of 10 pages.

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 9, 2000



                             PEGASUS PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President

                             PEGASUS RELATED PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS, L.P.

                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS GP, INC.

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                                /s/ Craig M. Cogut
                                ---------------------------
                                CRAIG M. COGUT




                                                            Page 10 of 10 pages.

                                 Exhibit Index
                                 -------------



Exhibit No.                   Description
-----------                   -----------

14. Letter Agreement dated as of August 20, 1999 among the Issuer, Partners and Related Partners

15. Letter Agreement dated as of October 4, 1999 among the Issuer, Partners and Related Partners

16. Warrant Issuance and Amendment Agreement dated as of January 18, 2000 among the Issuer, Partners, Related Partners and General Electric Capital Corporation

17. Form of attached Warrant to purchase Common Stock of the Issuer